                             DAY, BERRY & HOWARD LLP

                               COUNSELLORS AT LAW


Bonnie J. Roe
Direct Dial: (212) 829-3605
E-mail: bjroe@dbh.com


                                             July 11, 2005


VIA EDGAR
---------


Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 2001

     Re:  Globix Corporation Preliminary Proxy Statement
          ----------------------------------------------

Ladies and Gentlemen:

     On behalf of Globix Corporation, and pursuant to Rule 14a-6(a) of Regulation 14A, we hereby file a preliminary proxy statement. Globix filed a definitive proxy statement on May 23, 2005 but shortly after filing the definitive proxy statement determined to add an additional proposal (Proposal Three in the preliminary proxy statement filed herewith). Accordingly, Globix did not circulate the proxy statement filed on May 23, 2005. Globix's Current Report on Form 8-K filed on May 27, 2005 indicated that Globix would to defer its annual meeting of stockholders.

     Should you have any questions or require any additional information in connection with the foregoing, please call me at (212) 829-3605.

                                             Very truly yours,


                                             /s/ Bonnie J. Roe

                                             Bonnie J. Roe

Attachment
cc:  James C. Schroeder, Esq.
     Vice President and General Counsel of Globix Corporation



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